Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver reports first quarter 2026 financial results; strong mine operating earnings lead to record cash balance and an enhanced shareholder return framework
Vancouver, B.C. - May 5, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports first quarter ("Q1 2026") financial results. The Company will host a conference call and webcast on May 6, 2026 to discuss the results; details provided further in this news release.
"Q1 delivered solid results, driven by strong production, disciplined cost management, and improved quarter-over-quarter silver and gold prices," said Michael Steinmann, President and Chief Executive Officer. "We are firmly on track to achieve our 2026 guidance, supporting continued momentum in free cash flow generation. In Q1, operations generated $488 million in free cash flow, bringing our cash and short-term investments to a record $1.8 billion, including $199 million attributable to our interest in Juanicipio."
"Supported by a strong balance sheet and free cash flow, we are well positioned to invest in growth while enhancing shareholder returns. Today, the Board approved an updated capital allocation framework, targeting up to $1 billion in returns in 2026, through increased share repurchases alongside our meaningful dividend increase introduced last quarter, as described in detail in a separate news release issued today," said Mr. Steinmann.
"This enhanced framework links shareholder returns to free cash flow while preserving capacity to fund growth, including the expansion of our La Colorada mine. In Q1, we released a revised Preliminary Economic Assessment for the La Colorada Skarn project, highlighting potential annual silver production of more than 19 million ounces during the peak five years from a combination of production from high-grade veins and skarn mineralization, which will make La Colorada one of the largest and lowest cost silver mines in the world. The Board has approved the initial spend of $265 million, out of a total estimated $1.9 billion investment, to begin construction of an internal ramp to access the skarn mineralization, marking a key milestone in advancing this high-quality project."
The following highlights for Q1 2026 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Q1 2026 Results:
•Revenue of $1.2 billion and Attributable(1) revenue of $1.3 billion, inclusive of the Company's 44% ownership share of revenue from Juanicipio. Revenue was reduced by the build up of approximately 644 thousand ounces of silver in inventory due to the timing of concentrate shipments.
•Net earnings of $456 million, or $1.08 basic earnings per share.
•Adjusted earnings(2) of $459 million, or $1.09 basic adjusted earnings per share.
•Cash flow from operations of $505 million (net of $29 million use of cash for working capital). Attributable(1) cash flow from operations of $582 million, inclusive of the Company's 44% ownership share of cash flow from operations from Juanicipio.
•Attributable(1) free cash flow(2) of $488 million, inclusive of the Company's 44% ownership share of free cash flow from Juanicipio.
•Production on track to meet 2026 guidance(3). Attributable(1) silver production was 6.44 million ounces and Attributable(1) gold production was 169.2 thousand ounces.
•Silver Segment all-in sustaining costs ("AISC")(2)(4) were $6.63 per silver ounce, which is lower than the Company's 2026 Quarterly Operating Outlook(3), reflecting the impact of by-product metals from higher gold prices and a greater contribution of low-cost ounces from Juanicipio.
•Gold Segment AISC(2)(5) were $1,851 per gold ounce, in line with the Company's 2026 Quarterly Operating Outlook(3).

PAN AMERICAN SILVER CORP.	1

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

•Record high cash and cash equivalents and short-term investments of $1.6 billion as at March 31, 2026, excluding $199 million of cash for the Company's 44% interest in Juanicipio, and total available liquidity(2) of $2.4 billion.
•Total shareholder returns of $101 million through dividends and share repurchases.
ENHANCED SHAREHOLDER RETURN FRAMEWORK
On May 5, 2026, the Company’s Board of Directors approved an enhanced shareholder return framework (the "Shareholder Return Framework") targeting the return of 35% to 40% of annual Attributable Free Cash Flow(1)(2) to shareholders through a combination of dividends and common share repurchases under Pan American’s NCIB that began on March 6, 2026. Based on the Shareholder Return Framework target and assuming that the current strong free cash flow generation continues, Pan American anticipates returning up to $1 billion to shareholders in 2026.
Under the Shareholder Return Framework for 2026, Pan American expects to pay aggregate dividends of $305 million during the year, paid in equal quarterly installments (currently equivalent to $0.18 per common share per quarter). Excess Attributable Free Cash Flow(1)(2) that is not distributed through dividends will be allocated to common share repurchases, at the Company's discretion, through the NCIB. Please see the news release dated May 5, 2026 for further details.
A cash dividend of $0.18 per common share, or $76 million in aggregate, with respect to Q1 2026 was declared on May 5, 2026, payable on or about June 1, 2026, to holders of record of Pan American’s common shares as of the close of markets on May 19, 2026. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
On March 4, 2026, the Company renewed its normal course issuer bid (the "NCIB") until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. In Q1 2026, 460,200 common shares were repurchased for cancellation under the NCIB at an average price of $54.04 per share for a total consideration of $25 million, leaving 20,630,123 common shares available under the current NCIB.
(1)References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% interest in, as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)Adjusted earnings, Attributable free cash flow, AISC, working capital and total available liquidity are non-GAAP measures; AISC are presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended March 31, 2026, for a detailed reconciliation of these measures to the Q1 2026 Financial Statements.
(3)The 2026 Operating Outlook and the 2026 Quarterly Operating Outlook were provided in the Company's MD&A dated February 18, 2026.
(4)Silver Segment AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold on an Attributable basis.
(5)Gold Segment AISC are calculated net of credits for realized revenues from all metals other than gold and are calculated per ounce of gold sold.
PAN AMERICAN SILVER APPOINTS IGNACIO BUSTAMANTE TO ITS BOARD OF DIRECTORS
Pan American is pleased to announce that Mr. Ignacio Bustamante was appointed to its Board of Directors at the Company's Annual and Special Meeting of Shareholders held on April 30, 2026.
Mr. Bustamante is the Head of Base Metals for Appian Capital Advisory, based in London. Prior to joining Appian, Mr. Bustamante was CEO and Board Member of Hochschild Mining Plc (“Hochschild”) in Lima, Peru (2010-2023), having occupied other positions in Hochschild before his appointment, including as Chief Operating Officer (2008-2010) and General Manager of its Peruvian Operations (2007-2008). Before that, Mr. Bustamante was President of Zemex Corporation (USA), and Chief Financial Officer of Cementos Pacasmayo (Peru). Mr. Bustamante is currently on the Board of Antofagasta plc, and previously held Board positions with Hochschild, Aclara Resources (TSX), Lake Shore Gold (TSX), Scotiabank Peru, Profuturo AFP, Colegio Roosevelt, among others. Mr. Bustamante

PAN AMERICAN SILVER CORP.	2

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

holds a B.S. in Business and Accounting from Universidad del Pacifico (Peru), and an MBA from Stanford University (USA).
PROJECT UPDATES
In Q1 2026, the Company invested $27 million of project capital at the following operations: Juanicipio, La Colorada, Jacobina, Huaron, Timmins, Cerro Moro and Shahuindo. Progress achieved on the main projects during Q1 2026 is described below.
La Colorada, Mexico
In addition to continued exploration drilling of the La Colorada vein mine, the Company invested $8 million of project capital on the La Colorada Skarn Project in Q1 2026, largely for exploration and in-fill drilling and advancing engineering work. The Company announced the results of a revised Preliminary Economic Assessment (“Revised PEA”) for the future development of the 100% owned La Colorada property on March 24, 2026. The Revised PEA includes a portion of the mineral resources from the La Colorada vein mine, mainly comprised of inferred mineral resources, as well as high-grade portions of the skarn deposit mineral resources. The Revised PEA envisions combining development of the newly identified silver mineral resource in the eastern Candelaria area of the existing La Colorada mine concurrently with the higher grade portions of the skarn deposit, using conventional long-hole open stoping, and the construction of a new, 15,000 tonnes per day plant (the “La Colorada Skarn Project”). Production from the existing La Colorada vein mineral reserves would continue throughout construction, commissioning and well into the operation of the La Colorada Skarn Project, resulting in an overall expansion of La Colorada (collectively, the “Expanded La Colorada Mine”). The Expanded La Colorada Mine is anticipated to significantly increase silver production, averaging 19.1 million ounces annually during the peak five years following construction and ramp-up, and extend mine life. The Company anticipates that it will release an updated technical report within 45 days of the March 24, 2026 news release.
On April 27, 2026, the Company’s Board of Directors approved $265 million of project capital to be spent over the next five years to complete one of the critical path works of developing a decline to access the skarn deposit that will be initiated from the existing vein mine 588RL drift (approximately 588 metres below surface) (the "588 Decline Project"). The 588 Decline Project primarily involves 12.4 kilometres of decline and required ancillary development to access the three Skarn deposits (901, 902, and 903), provide development for ventilation and to ultimately connect to the bottom of an "East Hoisting Shaft" at approximately 1,350 metres below surface, which would be sunk within the same period. In addition, the 588 Decline Project will include installation of strategically staged dewatering pump stations and necessary power supply that will form a key part of the life-of-mine dewatering and power supply needs for the entire mine. The Company now anticipates spending between $92 to $95 million on the La Colorada Skarn Project in 2026, including spending on the 588 Decline Project, an increase of $45 million from the original $47 to $50 million guidance disclosed in Pan American's MD&A dated February 18, 2026. In addition to the 588 Decline Project, the Company will continue advancing engineering to allow for staged approvals of other critical path items to achieve the production timeline presented in the Revised PEA.
Jacobina, Brazil
In Q1 2026, project capital of $12 million was focused on enhancing infrastructure and making certain plant improvements, while advancing studies for overall long-term operational optimizations. The key project advances during Q1 2026 included: construction of two new carbon-in-pulp tanks, improvements to the tailings pump system, engineering for upgrading the main substation and motor control center, and further exploration in-fill drilling activities directed towards expanding the mineral reserve and mineral resource base. In addition, the process plant optimization program, focused on streamlining and simplifying the process plant flow sheet, is progressing through conceptual engineering. A significant evaluation of this intensive brownfield project is being undertaken to develop an approach to upgrade the existing process plant circuitry and remove obsolete equipment in isolated stages to avoid significant disruptions to ongoing operations. Meanwhile, a filtration plant, filtered tailings stack, and temporary mine paste backfill preparation plant are being evaluated independently of the process plant upgrade projects. The conceptual engineering phase of these projects is nearing completion and will advance into detailed engineering over the next few months.

PAN AMERICAN SILVER CORP.	3

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Escobal, Guatemala
The government of Guatemala continued to hold meetings for the Escobal ILO 169 consultation process. The Ministry of Energy and Mines ("MEM") has not provided a schedule to conclude the consultation process, but has indicated that it held several meetings with the Xinka Parliament in preparation for further bilateral meetings between government institutions and the Xinka Parliament. Members of the Xinka Parliament and the MEM visited the Escobal mine in March 2026 to conduct another inspection of ongoing care and maintenance activities and to confirm compliance with the court-ordered suspension. There is currently no date for a restart of operations at the Escobal mine.

PAN AMERICAN SILVER CORP.	4

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED FINANCIAL AND OPERATIONAL RESULTS

		March 31, 2026	March 31, 2025
Weighted average shares during period (thousands)		421,849	362,408
Shares outstanding end of period (thousands)		421,424	362,190

		Three months ended March 31,
	Unit	2026	2025
FINANCIAL
Revenue	$M	$1,154	$773
Net earnings	$M	$456	$169
Basic earnings per share(1)(2)	$/share	$1.08	$0.47
Adjusted earnings(2)	$M	$459	$153
Basic adjusted earnings per share(1)(2)	$/share	$1.09	$0.42
Cash flow from operations	$M	$505	$177
ATTRIBUTABLE FINANCIAL(3)
Revenue	$M	$1,332	$771
Cash flow from operations	$M	$582	$176
Sustaining capital expenditures(4)	$M	$(94)	$(62)
Free cash flow(2)	$M	$488	$114
ATTRIBUTABLE PRODUCTION(3)
Silver Production	koz	6,435	5,003
Gold Production	koz	169.2	182.2
Zinc Production	kt	15.2	14.0
Lead Production	kt	7.9	6.7
Copper Production	kt	0.7	0.6
AISC(2)(3)
Silver Segment	$/Oz	$6.63	$13.88
Gold Segment	$/Oz	$1,851	$1,485
AVERAGE REALIZED PRICES(5)
Silver	$/Oz	$89.43	$31.25
Gold	$/Oz	$4,859	$2,868
Zinc	$/t	$3,750	$2,819
Lead	$/t	$2,076	$1,974
Copper	$/t	$14,496	$9,287
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended March 31, 2026, for a detailed reconciliation of these measures to the Q1 2026 Financial Statements..
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q1 2026 Financial Statements under Note 7 "Investment in Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
2026 OPERATING OUTLOOK
Based on production and costs to date, the Company reaffirms its 2026 Operating Outlook for silver and gold production, zinc, lead and copper ("base metal") production, Silver Segment and Gold Segment AISC, and sustaining capital expenditures, as provided in the Company's MD&A dated February 18, 2026. Following the release of a revised Preliminary Economic Assessment for the La Colorada Skarn Project in Q1 2026, the Company now anticipates spending between $92 to $95 million in 2026 to advance the La Colorada Skarn Project, an

PAN AMERICAN SILVER CORP.	5

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

increase of $45 million from the original $47 to $50 million guidance, as described in the "Project Updates" section, thus is increasing full year consolidated project capital expenditures to be between $240 and $255 million from the original $195 to $210 million guidance. The Company reiterates its production and cost guidance, but now expects gold production to be more heavily weighted to the fourth quarter of 2026 than originally indicated in its 2026 Quarterly Operating Outlook, as some production from the second quarter is expected to be deferred to the fourth quarter.
Please see Pan American's MD&A dated February 18, 2026, for further detail on the Company's 2026 Operating Outlook, including the original breakdown of the 2026 Operating Outlook by quarter. Please also refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.

2026 Annual Guidance
Attributable Silver Production (million ounces)	25 - 27
Attributable Gold Production (thousand ounces)	700 - 750
Silver Segment AISC(1) ($ per ounce)	15.75 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,700 - 1,850
Sustaining Capital Expenditures ($ millions)	320 - 340
Project Capital Expenditures ($ millions)	240 - 255
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on this measure. The AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").
AISC, Cash Costs, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, and working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Audited Consolidated Financial Statements and our MD&A for the year ended March 31, 2026. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        Wednesday, May 6, 2026
Time:        8:00 am ET (5:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=tTx2MVcP
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (international participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	6

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Attributable revenue, Attributable cash flow from operations, and Attributable free cash flow. Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
•AISC. Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of impact from by-product metals (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis. Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan ("project capital").
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
•Project capital refers to investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan

PAN AMERICAN SILVER CORP.	7

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life-of-mine plan.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the period ended March 31, 2026 for a more detailed discussion of these and other non-GAAP measures and a detailed reconciliation of these measures to the 2026 Annual Financial Statement.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2026, our estimated AISC, and our sustaining and project capital expenditures in 2026; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of March 13, 2026; Juanicipio's expected contributions, including with respect to free cash flow, silver production, and a decrease in Silver Segment AISC; the development of the La Colorada Skarn, including the proposed phased approach and discussions regarding a potential partnership, and any anticipated benefits to be derived therefrom; expectations regarding the release of an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the phased development approach for the Skarn project; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets, such as the Mexican peso ("MXN"), Peruvian sol ("PEN"), Argentine peso ("ARS"), Bolivian boliviano ("BOB"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") versus the United States dollar ("USD"); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax

PAN AMERICAN SILVER CORP.	8

Q1 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	9